                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*

                             Arch Capital Group Ltd.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    G0450A105
--------------------------------------------------------------------------------
                                 (CUSIP Number)

          Nancy E. Barton, Esq., General Electric Capital Corporation,
                              260 Long Ridge Road,
                           Stamford, Connecticut 06927
              Michael M. Pastore, GE Asset Management Incorporated,
                 3003 Summer Street, Stamford, Connecticut 06904
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                November 20, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

                                  SCHEDULE 13D


-----------------------                                                                        -------------------
CUSIP No.     G0450A105                                                                        Page 2 of 174 Pages
-----------------------                                                                        -------------------

-------- -------------------------------------------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Insurance Private Equity Investors, L.L.C.
         I.R.S. #
-------- -------------------------------------------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX OF A MEMBER OF A GROUP*
                                                                                (a) [ ]
                                                                                (b) [X]
-------- -------------------------------------------------------------------------------------------------------------------
3        SEC USE ONLY

-------- -------------------------------------------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         OO
-------- -------------------------------------------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)        [ ]

-------- -------------------------------------------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         State of Delaware
-------------------------- --------- ---------------------------------------------------------------------------------------
                              7      SOLE VOTING POWER
                                     0

        NUMBER OF          --------- ---------------------------------------------------------------------------------------
         SHARES               8      SHARED VOTING POWER
      BENEFICIALLY                   2,585,583
        OWNED BY
          EACH             --------- ---------------------------------------------------------------------------------------
        REPORTING             9      SOLE DISPOSITIVE POWER
         PERSON                      0
          WITH
                           --------- ---------------------------------------------------------------------------------------
                              10     SHARED DISPOSITIVE POWER
                                     2,585,583

-------------------------- -------------------------------------------------------------------------------------------------
           11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           2,585,583
-------------------------- -------------------------------------------------------------------------------------------------
           12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*       [ ]


-------------------------- -------------------------------------------------------------------------------------------------
           13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           16.73% (19.43% if aggregated with the shares beneficially owned by the other Reporting
                           Persons (as defined in Item 2))
-------------------------- -------------------------------------------------------------------------------------------------
           14              TYPE OF REPORTING PERSON*


                           OO
-------------------------- -------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


-----------------------                                                                        -------------------
CUSIP No.     G0450A105                                                                        Page 3 of 174 Pages
-----------------------                                                                        -------------------

-------- ---------------------------------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         General Electric Pension Trust
         I.R.S. #14-6015763
-------- ---------------------------------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX OF A MEMBER OF A GROUP*
                                                                                (a) [ ]
                                                                                (b) [X]
-------- ---------------------------------------------------------------------------------------------------------
3        SEC USE ONLY

-------- ---------------------------------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         OO
-------- ---------------------------------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)        [ ]


-------- ---------------------------------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION


         State of New York
-------------------------- --------- -----------------------------------------------------------------------------
                              7      SOLE VOTING POWER
                                     0
        NUMBER OF
         SHARES            --------- -----------------------------------------------------------------------------
      BENEFICIALLY            8      SHARED VOTING POWER
        OWNED BY                     2,585,583
          EACH
        REPORTING          --------- -----------------------------------------------------------------------------
         PERSON               9      SOLE DISPOSITIVE POWER
          WITH                       0

                           --------- -----------------------------------------------------------------------------
                              10     SHARED DISPOSITIVE POWER
                                     2,585,583

-------------------------- ---------------------------------------------------------------------------------------
           11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                           2,585,583
-------------------------- ---------------------------------------------------------------------------------------
           12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*       [ ]


-------------------------- ---------------------------------------------------------------------------------------
           13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           16.73% (19.43% if aggregated with the shares beneficially owned by the other Reporting
                           Persons (as defined in Item 2))
-------------------------- ---------------------------------------------------------------------------------------
           14              TYPE OF REPORTING PERSON*


                           EP
-------------------------- ---------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-----------------------                                                                        -------------------
CUSIP No.     G0450A105                                                                        Page 4 of 174 Pages
-----------------------                                                                        -------------------

-------- ---------------------------------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         GE Asset Management Incorporated as Manager of Insurance Private Equity Investors, L.L.C. and as
         Investment Manager of GEPT (as defined below)
         I.R.S. #06-1238874
-------- ---------------------------------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX OF A MEMBER OF A GROUP*
                                                                                (a) [ ]
                                                                                (b) [X]
-------- ---------------------------------------------------------------------------------------------------------
3        SEC USE ONLY

-------- ---------------------------------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         OO
-------- ---------------------------------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)        [ ]


-------- ---------------------------------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION


         State of Delaware
-------------------------- --------- -----------------------------------------------------------------------------
                              7      SOLE VOTING POWER
                                     0

        NUMBER OF          --------- -----------------------------------------------------------------------------
         SHARES               8      SHARED VOTING POWER
      BENEFICIALLY                   2,585,583
        OWNED BY
          EACH             --------- -----------------------------------------------------------------------------
        REPORTING             9      SOLE DISPOSITIVE POWER
         PERSON                      0
          WITH
                           --------- -----------------------------------------------------------------------------
                              10     SHARED DISPOSITIVE POWER
                                     2,585,583

-------------------------- ---------------------------------------------------------------------------------------
           11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                           2,585,583
-------------------------- ---------------------------------------------------------------------------------------
           12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*       [ ]


-------------------------- ---------------------------------------------------------------------------------------
           13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           16.73% (19.43% if aggregated with the shares beneficially owned by the other
                           Reporting Persons (as defined in Item 2)).
-------------------------- ---------------------------------------------------------------------------------------
           14              TYPE OF REPORTING PERSON*


                           IA, CO
-------------------------- ---------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-----------------------                                                                        -------------------
CUSIP No.     G0450A105                                                                        Page 5 of 174 Pages
-----------------------                                                                        -------------------

-------- ---------------------------------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         General Electric Company

         I.R.S. #14-0689340
-------- ---------------------------------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX OF A MEMBER OF A GROUP*
                                                                                  (a) [ ]
                                                                                  (b) [X]
-------- ---------------------------------------------------------------------------------------------------------
3        SEC USE ONLY

-------- ---------------------------------------------------------------------------------------------------------
4        SOURCE OF FUNDS*


         Not Applicable
-------- ---------------------------------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)        [ ]


-------- ---------------------------------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         State of New York
-------------------------- --------- -----------------------------------------------------------------------------
                              7      SOLE VOTING POWER
                                     0

        NUMBER OF          --------- -----------------------------------------------------------------------------
         SHARES               8      SHARED VOTING POWER
      BENEFICIALLY                   Disclaimed (see 11 below)
        OWNED BY
          EACH             --------- -----------------------------------------------------------------------------
        REPORTING             9      SOLE DISPOSITIVE POWER
         PERSON                      0
          WITH
                           --------- -----------------------------------------------------------------------------
                              10     SHARED DISPOSITIVE POWER
                                     Disclaimed (see 11 below)

                           ---------------------------------------------------------------------------------------
           11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           Beneficial ownership of all shares disclaimed by General Electric Company.
-------------------------- ---------------------------------------------------------------------------------------
           12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                           |X|Disclaimed (see 11 above)


-------------------------- ---------------------------------------------------------------------------------------
           13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                           Not applicable (see 11 above).
-------------------------- ---------------------------------------------------------------------------------------
           14              TYPE OF REPORTING PERSON*


                           CO
-------------------------- ---------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-----------------------                                                                        -------------------
CUSIP No.     G0450A105                                                                        Page 6 of 174 Pages
-----------------------                                                                        -------------------
-------- ---------------------------------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Orbital Holdings, Ltd.
         I.R.S. #
-------- ---------------------------------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX OF A MEMBER OF A GROUP*
                                                                                (a) [ ]
                                                                                (b) [X]
-------- ---------------------------------------------------------------------------------------------------------
3        SEC USE ONLY

-------- ---------------------------------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         OO
-------- ---------------------------------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)        [ ]

-------- ---------------------------------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Cayman Islands
-------------------------- --------- -----------------------------------------------------------------------------
                              7      SOLE VOTING POWER
                                     0

        NUMBER OF          --------- -----------------------------------------------------------------------------
         SHARES               8      SHARED VOTING POWER
      BENEFICIALLY                   517,116
        OWNED BY
          EACH             --------- -----------------------------------------------------------------------------
        REPORTING             9      SOLE DISPOSITIVE POWER
         PERSON                      0
          WITH
                           --------- -----------------------------------------------------------------------------
                              10     SHARED DISPOSITIVE POWER
                                     517,116
-------------------------- ---------------------------------------------------------------------------------------
           11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           517,116
-------------------------- ---------------------------------------------------------------------------------------
           12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*       [ ]


-------------------------- ---------------------------------------------------------------------------------------
           13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           3.86% (19.43% if aggregated with the shares beneficially owned by the other
                           Reporting Persons (as defined in Item 2)).
-------------------------- ---------------------------------------------------------------------------------------
           14              TYPE OF REPORTING PERSON*

                           CO
-------------------------- ---------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


-----------------------                                                                        -------------------
CUSIP No.     G0450A105                                                                        Page 7 of 174 Pages
-----------------------                                                                        -------------------
-------- ---------------------------------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         GE Capital Equity Investments, Ltd.
         I.R.S. #
-------- ---------------------------------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX OF A MEMBER OF A GROUP*
                                                                                (a) [ ]
                                                                                (b) [X]
-------- ---------------------------------------------------------------------------------------------------------
3        SEC USE ONLY

-------- ---------------------------------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         OO
-------- ---------------------------------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)        [ ]


-------- ---------------------------------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Cayman Islands
-------------------------- --------- -----------------------------------------------------------------------------
                              7      SOLE VOTING POWER
                                     0

        NUMBER OF          --------- -----------------------------------------------------------------------------
         SHARES               8      SHARED VOTING POWER
      BENEFICIALLY                   517,116
        OWNED BY
          EACH             --------- -----------------------------------------------------------------------------
        REPORTING             9      SOLE DISPOSITIVE POWER
         PERSON                      0
          WITH
                           --------- -----------------------------------------------------------------------------
                              10     SHARED DISPOSITIVE POWER
                                     517,116
-------------------------- ---------------------------------------------------------------------------------------
           11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           517,116

-------------------------- ---------------------------------------------------------------------------------------
           12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


-------------------------- ---------------------------------------------------------------------------------------
           13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           3.86% (19.43% if aggregated with the shares beneficially owned by the other Reporting
                           Persons (as defined in Item 2)).

-------------------------- ---------------------------------------------------------------------------------------
           14              TYPE OF REPORTING PERSON*


                           CO
-------------------------- ---------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


-----------------------                                                                        -------------------
CUSIP No.     G0450A105                                                                        Page 8 of 174 Pages
-----------------------                                                                        -------------------
-------- ---------------------------------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         General Electric Capital Corporation
         I.R.S. #13-1500700
-------- ---------------------------------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX OF A MEMBER OF A GROUP*
                                                                                (a) [ ]
                                                                                (b) [X]
-------- ---------------------------------------------------------------------------------------------------------
3        SEC USE ONLY

-------- ---------------------------------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         WC
-------- ---------------------------------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)        [ ]


-------- ---------------------------------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         State of Delaware
-------------------------- --------- -----------------------------------------------------------------------------
                              7      SOLE VOTING POWER
                                     0

        NUMBER OF          --------- -----------------------------------------------------------------------------
         SHARES               8      SHARED VOTING POWER
      BENEFICIALLY                   517,116
        OWNED BY
          EACH             --------- -----------------------------------------------------------------------------
        REPORTING             9      SOLE DISPOSITIVE POWER
         PERSON                      0
          WITH
                           --------- -----------------------------------------------------------------------------
                              10     SHARED DISPOSITIVE POWER

                                     517,116
-------------------------- ---------------------------------------------------------------------------------------
           11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           517,116
-------------------------- ---------------------------------------------------------------------------------------
           12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*       [ ]


-------------------------- ---------------------------------------------------------------------------------------
           13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           3.86% (19.43% if aggregated with the shares beneficially owned by the other
                           Reporting Persons (as defined in the Item 2)).

-------------------------- ---------------------------------------------------------------------------------------
           14              TYPE OF REPORTING PERSON*

                           CO
-------------------------- ---------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-----------------------                                                                        -------------------
CUSIP No.     G0450A105                                                                        Page 9 of 174 Pages
-----------------------                                                                        -------------------
-------- ---------------------------------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         General Electric Capital Services, Inc.
         I.R.S. #06-1109503
-------- ---------------------------------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX OF A MEMBER OF A GROUP*
                                                                                (a) [ ]
                                                                                (b) [X]
-------- ---------------------------------------------------------------------------------------------------------
3        SEC USE ONLY

-------- ---------------------------------------------------------------------------------------------------------
4        SOURCE OF FUNDS*


         Not applicable
-------- ---------------------------------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)        [ ]


-------- ---------------------------------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION


         State of Delaware
-------------------------- --------- -----------------------------------------------------------------------------
                              7      SOLE VOTING POWER
                                     Disclaimed (see 11 below)
        NUMBER OF
         SHARES            --------- -----------------------------------------------------------------------------
      BENEFICIALLY            8      SHARED VOTING POWER
        OWNED BY                     0
          EACH
        REPORTING          --------- -----------------------------------------------------------------------------
         PERSON               9      SOLE DISPOSITIVE POWER
          WITH                       Disclaimed (see 11 below)

                           --------- -----------------------------------------------------------------------------
                              10     SHARED DISPOSITIVE POWER

                                     0
-------------------------- ---------------------------------------------------------------------------------------
           11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                           Beneficial ownership of all shares disclaimed by General Electric
                           Capital Services, Inc.
-------------------------- ---------------------------------------------------------------------------------------
           12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                           |X|Disclaimed (see 11 above)

-------------------------- ---------------------------------------------------------------------------------------
           13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                           Not applicable (see 11 above)
-------------------------- ---------------------------------------------------------------------------------------
           14              TYPE OF REPORTING PERSON*

                           CO
-------------------------- ---------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.  Security and Issuer
-------  -------------------

         This statement relates to the common shares, par value $.01 per share ("Common Shares") of Arch Capital Group Ltd., a Bermuda corporation (the "Issuer"), having its principal executive offices at 20 Horseneck Lane, Greenwich, CT 06830. Although no person identified in Item 2 has acquired any Common Shares, each of the persons filing this statement is deemed to be the beneficial owner of the Common Shares reported with respect to such person in
Item 5 by virtue of its acquisition of beneficial ownership of the Issuer's Series A Convertible Preference Shares, par value $.01 per shares (the "Preference Shares") and the Issuer's Class A Warrants (the "Warrants"), convertible in or exercisable for Common Shares, as described herein.

Item 2.  Identity and Background
-------  -----------------------


         This statement is filed on behalf of General Electric Company, a New York corporation ("GE"), GE Asset Management Incorporated, a Delaware corporation and a wholly owned subsidiary of GE ("GEAM"), General Electric Pension Trust, a New York common law trust ("GEPT"), Insurance Private Equity Investors, L.L.C., a Delaware limited liability company and a wholly owned subsidiary of GEPT ("Insurance"), General Electric Capital Services, Inc., a Delaware corporation and directly or indirectly 100% owned by GE ("GECS"), General Electric Capital Corporation, a Delaware corporation and a wholly owned subsidiary of GECS ("GECC"), GE Capital Equity Investments, Ltd., a Cayman Islands corporation and a wholly owned subsidiary of GECC ("GECEI") and Orbital Holdings, Ltd. a Cayman Islands corporation and a wholly owned subsidiary of GECEI ("Orbital"). GE, GEAM, GEPT, Insurance, GECS, GECC, GECEI and Orbital are sometimes referred to herein individually as a "Reporting Person" and collectively as the "Reporting Persons". Insurance, GEPT, GEAM, Orbital, GECEI, GECC and GECS each expressly disclaim that they are members of a "group". GECS disclaims beneficial ownership of all shares held by GECC and its subsidiaries. GE disclaims beneficial ownership of all shares and expressly disclaims that it is a member of a "group".

         The Reporting Persons have entered into a Joint Filing Agreement, dated November 30, 2001, attached hereto as Schedule I.

Item 2(a), (b), (c)
-------------------

         Insurance is a Delaware limited liability company and a wholly owned subsidiary of GEPT. GEPT is an employee benefit plan for the benefit of employees of GE. GEAM, a wholly owned subsidiary of GE, is a registered investment adviser and acts as Manager of Insurance and as Investment Manager of GEPT and may be deemed to be the beneficial owner of 2,585,583 Common Shares of the Issuer, beneficially owned by GEPT through its subsidiary Insurance. The address of the principal offices of GEPT, GEAM and Insurance is 3003 Summer Street, Stamford, Connecticut 06904.

         Orbital is a wholly owned subsidiary of GECEI, which in turn is a wholly owned subsidiary of GECC. GECC is a wholly owned subsidiary of GECS, which is directly or indirectly 100% owned by GE. GECC operates primarily in the financing industry and, to a lesser degree, in the life insurance and property/casualty insurance industries and maintains its principal executive offices at 260 Long Ridge Road, Stamford, Connecticut 06927. Orbital and GECEI maintain their respective principal executive offices at the same address.

         GECS has its principal executive offices at 260 Long Ridge Road, Stamford, Connecticut 06927.

         GE has its principal executive offices at is 3135 Easton Turnpike, Fairfield CT 06431. GE engages in providing a wide variety of industrial, commercial and consumer products and services.

         For information with respect to the identity and background of each (i) trustee of GEPT see Schedule II attached hereto; (ii) executive officer and director of GEAM see Schedule III attached hereto; (iii) executive officer and director of GE see Schedule IV attached hereto; (iv) director of Orbital see
Schedule V attached hereto; (v) director of GECEI see Schedule VI attached hereto; (vi) executive officer and director of GECC see Schedule VII attached hereto; and (vii) executive officer and director of GECS see Schedule VIII attached hereto.

Item 2 (d), (e)
---------------

         During the last five years, neither any Reporting Person nor, to the best knowledge of each Reporting Person, any person identified in Schedules II through VIII has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such a proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 2(f)
---------

         All Reporting Persons and, to the best knowledge of each Reporting Person, all persons identified in Schedule II through VIII are United States citizens, except that Paolo Fresco, a director of GE, is a citizen of Italy, Claudio X. Gonzalez, a director of GE, is a citizen of Mexico, Andrea Jung, a director of GE, is a citizen of Canada, Yoshiaki Fujimori, an executive officer of GE, is a citizen of Japan and Ferdinando Beccalli, a director of GECC and GECS, is a citizen of Italy.

Item 3.  Source and Amount of Funds and Other Consideration
-------  --------------------------------------------------

         On November 20, 2001, Insurance and Orbital together with certain other investors signatories thereto, entered into Amendment No. 1 (the "Amendment") to a Subscription Agreement for Preference Shares and Warrants of the Issuer, entered into on October 24, 2001, among affiliates of Warburg Pincus ("Warburg") and affiliates of Hellman & Friedman ("H&F"), attached as exhibit 10.1.1 to Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 14, 2001 (the "Subscription Agreement"). Each of Insurance and Orbital entered into a letter agreement with Warburg, H&F and the Issuer on November 20, 2001 assigning to them Warburg's right to subscribe for Preference Shares and Warrants of the Issuer (the "Insurance Agreement" and the "Orbital Agreement" respectively, and together, the "Agreements"). Pursuant to the Amendment and the Agreements, (i) Insurance has acquired 2,338,186 Preference Shares and 247,397 Warrants for an aggregate purchase price of $50,000,000.00; and (ii) Orbital has acquired 467,637 Preference Shares and 49,479 Warrants for an aggregate purchase price of $10,000,000.00. A copy of each of the Amendment, the Insurance Agreement and the Orbital Agreement is attached hereto as Exhibit I, Exhibit II and Exhibit III, respectively. The funds used to pay for the Preference Shares and Warrants were obtained by (i) Insurance from capital contributions made by

GEPT from its cash on hand; and (ii) Orbital from capital contributions made by GECC and GECEI from their working capital.

Item 4.  Purpose of Transaction
-------  ----------------------

         The Reporting Persons have acquired their Preference Shares and Warrants as an investment, in the regular course of business. The Reporting Persons intend to reexamine their investment in the Issuer from time to time and, depending on market considerations and other factors, may convert the Preference Shares or the Warrants or purchase or sell Common Shares, if appropriate opportunities to do so are available, on such terms and at such time as they consider advisable.

         The powers, rights and privileges of the holders of the Preference Shares are described in the Issuer's Certificate of Designations of Series A Convertible Preference Shares (the "Certificate") attached as Exhibit IV hereto. Each Preference Share is convertible at the option of the holder into Common Shares, subject to restrictions described below, at a one-to-one rate, with certain anti-dilution protections as more fully described in the Certificate. The Preference Shares are subject to mandatory conversion into Common Shares on the occurrence of the later of (a) (1) the approval by the holders of Common Shares and Preference Shares of (i) an amendment to bye-laws of the Issuer as provided in the Subscription Agreement, and (ii) the issuance of Common Shares upon conversion of the Preference Shares and the exercise of the Warrants issued in connection with the transaction described herein, in excess of 19.9% of the total number of Common Shares issued and outstanding on November 19, 2001 ("Requisite Shareholder Approval"); and (2) the approval by certain state regulatory authorities of the acquisition by the persons who are original signatories to the Subscription Agreement as "Purchaser" of greater than 9.9% of the total voting power of all shares of the Issuer entitled to vote generally in the election of directors ("Requisite Regulatory Approval"), and (b) 90 days following the consummation of the Final Adjustment (as defined in the Subscription Agreement) of the securities issued in this transaction as contemplated by the Subscription Agreement.

         The powers, rights and privileges of the holders of the Warrants are described in the Form of Warrant attached as Exhibit V hereto. The Warrants are exercisable at any time for a purchase price of $20 per Common Share and expire on September 19, 2002, subject to certain restrictions on exercise described below.

         Pursuant to a certain shareholders agreement, dated as of November 20, 2001, among the Issuer, Warburg, H&F, Insurance, Orbital and certain other investors (the "Shareholders Agreement"), attached as Exhibit VI hereto, the number of shares into which the Preference Shares and Warrants can be converted is restricted in order to keep the restrictions on voting described below in
Item 6 effective.

         Pursuant to the Shareholders Agreement, Warburg and H&F will be entitled to have their representatives nominated to the board of directors of the Issuer. Immediately following the closing of the transaction, the size of the board of directors was decreased to nine directors, with one director designated by Warburg and one director designated by H&F. Effective as of 12:00 a.m. on the date immediately following the later of the dates on which the Requisite Shareholder Approval and the Requisite Regulatory Approval occur, the size of the board will be increased such that the board shall then and thereafter consist of 15 directors (such number not to be increased without the consent of

Warburg and H&F) and (i) four additional representatives designated by Warburg (five together with the initial director), and (ii) two additional representatives designated by H&F (three together with the initial director) will be appointed by the board to fill the vacancies on the board of directors. Neither Insurance nor Orbital has the right to appoint any director. The Reporting Persons expressly disclaim that they are members of a "group" with Warburg and H&F.

               Pursuant to the Subscription Agreement and the Amendment, changes were proposed to the bye-laws of the Issuer, subject to approval by the shareholders of the Issuer, to protect the Issuer from adverse tax consequences as a result of U.S. Persons investing in the Issuer.

         Subject to the foregoing, none of the following events has happened or is contemplated by the Reporting Persons:

            a). The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

            b). An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

            c). A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

            d). Any other material change in the Issuer's business or corporate structure;

            e). Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

            f). Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

            g). A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

            h). Any action similar to any of those enumerated above.


Item 5.  Interest in Securities of the Issuer
-------  ------------------------------------

         (a) Each of Insurance, GEPT and GEAM beneficially owns 2,585,583 Common Shares, representing 16.73%/1/ of the Common Shares. Each of Orbital, GECEI and GECC beneficially owns

-------------------------
/1/ This percentage is based on 15,453,741 Common Shares outstanding, calculated by combining the 12,868,158 outstanding Common Shares as of November 14, 2001, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2001 (the "Recent 10-Q"), with 2,585,583 Common Shares that Insurance will receive on conversion of the Preference Shares and Warrants.

517,116 Common Shares representing 3.86%/2/ of the Common Shares. Insurance, GEPT, GEAM, Orbital, GECEI, GECC and GECS each expressly disclaim that they are members of a "group" as such term is used in Section 13(d)(3) of the Exchange Act. If all of the Reporting Persons' Common Shares were aggregated, the Reporting Persons would beneficially own 3,102,699 Common Shares representing 19.43%/3/ of the Common Shares.

         (b) Insurance, GEAM and GEPT share the power to vote or direct the vote and power to dispose or direct the disposition of, 2,585,583 Common Shares, subject to the restrictions on voting described in Item 6 below. Orbital, GECEI and GECC share the power to vote or direct the vote and power to dispose or direct the disposition of, 517,116 Common Shares, subject to the restrictions on voting described in Item 6 below. Both GE and GECS disclaim any voting or dispositive power over the shares beneficially owned by GEPT, GEAM, Insurance, Orbital, GECC or GECEI.

         To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the power to vote or to direct the vote or to dispose or direct the disposition of any of the securities which they may be deemed to beneficially own.

         (c) No Reporting Person nor to the best knowledge of each Reporting Person, any person identified in Schedules II through VIII, beneficially owns any shares of Common Stock or has effected any transaction in shares of Common Stock during the preceding 60 days.

         (d) No other person except for the Reporting Persons are known to have the rights to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons and covered by this Statement.

         (e)   Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relations with Respect to
-------  --------------------------------------------------------------------
         Securities of the Issuer
         ------------------------

         Pursuant to the Certificate and the Shareholders Agreement, the voting rights of Reporting Persons will be restricted as follows: (a) until such time as any waiting period with respect to the acquisition of Preference Shares by Orbital and Insurance has been terminated or expired under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, including any extensions thereof, the Preference Shares held by such person shall not have any votes with respect to the election of directors; (b) prior to receipt of the Requisite Shareholder Approval, if the votes conferred by the shares acquired by any person as a result of the transaction described herein would otherwise represent more than 9.9% of the voting power of all shares entitled to vote, the vote of each Preference Share held by such person shall be reduced by whatever amount is necessary so that after any such reduction, the votes



---------------------
/2/ This percentage is based on 13,385,274 Common Shares outstanding, calculated by combining the 12,868,158 outstanding Common Shares in the Recent 10-Q, with 517,116 Common Shares that Orbital will receive on conversion of the Preference Shares and Warrants.
/3/ This percentage is based on 15,970,857 Common Shares outstanding, calculated by combining the 12,868,158 outstanding Common Shares in the Recent 10-Q, with 3,102,699 Common Shares that the Reporting Persons will receive on conversion of the Preference Shares and Warrants.

conferred by the shares of such person, shall constitute 9.9% of the total voting power of all shares of the Issuer entitled to vote; (c) prior to the receipt of the Requisite Shareholder Approval, if the aggregate votes conferred by the Preference Shares then outstanding, together with any Common Shares issued upon conversion of any Preference Shares or upon exercise of any Warrants issued under the Subscription Agreement or the subscription agreement with the Issuer's management (including by operation of the anti-dilution adjustments in the Warrants), or issued in cancellation of the Warrants of the Issuer in connection with the transactions under the Subscription Agreement (together, the "Aggregate Potential Votes") would exceed 19.9% of the total votes entitled to be cast by the Common Shares issued and outstanding on November 19, 2001 (the "Total Base Votes"), then the vote of each Preference Share shall be reduced proportionately (in relation to the total number of Preference Shares then outstanding) so that, after giving effect to such reduction, the Aggregate Potential Votes do not exceed 19.9% of the Total Base Votes (it being understood that if both clause (b) and this clause (c) apply, clause (c) shall be applied first, then clause (b)); and (d) prior to the receipt of the Requisite Regulatory Approval, if the votes conferred by Common Shares and Preference Shares beneficially owned by a given person would otherwise represent more than 9.9% of the voting power of all shares entitled to vote, the vote of each Preference Share held by such person shall be reduced by whatever amount is necessary so that after any such reduction, the votes conferred by the Common Shares and Preference Shares beneficially owned by such person, shall constitute 9.9% of the total voting power of all shares entitled to vote.

         Pursuant to the Shareholders Agreement, Insurance and Orbital have the right to participate in any disposition by Warburg or H&F (but only if Warburg exercises its rights to participate in such disposition by H&F) of their Initial Shares (as defined therein) if the proceeds of such disposition are reasonably expected to exceed $50 million, pro rata based on the number of Initial Shares owned by Insurance and Orbital. In addition, certain entities have the right to participate in any disposition by Insurance and Orbital of their Initial Shares if the proceeds of such disposition are reasonably expected to exceed $50 million, pro rata based on the number of Initial Shares owned by such entities.

         Subject to the foregoing, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or, to the best of their knowledge, any executive officer or director of any of them and any other person with respect to any securities of the Issuer, including any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Issuer, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of parcels.

Item 7.  Material to Be Filed as Exhibits
-------  --------------------------------

Exhibit I Amendment No. 1 to Subscription Agreement, dated November 20, 2001, among the Issuer, Warburg, H&F, Insurance, Orbital and certain other investors signatories thereto.

Exhibit II Letter Agreement, dated as of November 20, 2001, among Insurance, Warburg, H&F and the Issuer.

Exhibit III Letter Agreement, dated as of November 20, 2001, among Orbital, Warburg, H&F and the Issuer.

Exhibit IV Certificate of Designations of Series A Convertible Preference Shares of the Issuer.

Exhibit V         Form of Issuer's Class A Warrant.

Exhibit VI Shareholders Agreement, dated as of November 20, 2001, among the Issuer, Warburg, H&F, Insurance, Orbital and certain other investors signatories thereto.

Exhibit VII Power of Attorney of General Electric Capital Services, Inc., dated as of February 22, 2000.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 30, 2001

                        INSURANCE PRIVATE EQUITY INVESTORS, L.L.C.
                        By:  GE Asset Management Incorporated, its Manager

                        By:  /s/ Michael M. Pastore
                             ------------------------------------------------
                             Name: Michael M. Pastore
                             Title:  Vice President

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 30, 2001

                                GENERAL ELECTRIC PENSION TRUST
                                By: GE Asset Management Incorporated, its
                                Investment Manager

                                By: /s/ Michael M. Pastore
                                    ---------------------------------------
                                    Name:  Michael M. Pastore
                                    Title:  Vice President

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 30, 2001

                                GE ASSET MANAGEMENT INCORPORATED

                                By: /s/ Michael M. Pastore
                                    ---------------------------------------
                                    Name:  Michael M. Pastore
                                    Title:  Vice President

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 30, 2001

                                GENERAL ELECTRIC COMPANY

                                By: /s/ John H. Myers
                                    ---------------------------------------
                                    Name:  John H. Myers
                                    Title:  Vice President

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 30, 2001

                                ORBITAL HOLDINGS, LTD.

                                By: /s/ Barbara J. Gould
                                    --------------------------------------
                                    Name: Barbara J. Gould
                                    Title: Director

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 30, 2001

                                       GE CAPITAL EQUITY INVESTMENTS, LTD.

                                       By:  /s/ Jonathan K. Sprole
                                            --------------------------------
                                            Name: Jonathan K. Sprole
                                            Title: Director

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 30, 2001

                                GENERAL ELECTRIC CAPITAL CORPORATION

                                By:  /s/ Jonathan K. Sprole
                                     -------------------------------------
                                     Name: Jonathan K. Sprole
                                     Title:  Department Operations Manager

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 30, 2001

                                GENERAL ELECTRIC CAPITAL SERVICES, INC.


                                By:  /s/ Jonathan K. Sprole
                                     ----------------------------------------
                                     Name: Jonathan K. Sprole
                                     Title: Attorney-in-Fact

                                                                      Schedule I

                             JOINT FILING AGREEMENT
                             ----------------------

         The undersigned parties hereby agree that the Schedule 13D filed herewith (and any amendments thereto) relating to the Common Shares of Arch Capital Group, Ltd. is being filed jointly with the Securities and Exchange Commission pursuant to Section 13-d-1(f) on behalf of each such person.

Dated: November 30, 2001

                              INSURANCE PRIVATE EQUITY INVESTORS, L.L.C.
                              By: GE Asset Management Incorporated, its Manager

                              By:  /s/ Michael M. Pastore
                                  ---------------------------------------
                                   Name: Michael M. Pastore
                                   Title:  Vice President

                              GENERAL ELECTRIC PENSION TRUST
                              By: GE Asset Management Incorporated, its
                              Investment Manager

                              By: /s/ Michael M. Pastore
                                  ---------------------------------------
                                  Name:  Michael M. Pastore
                                  Title:  Vice President

                              GE ASSET MANAGEMENT INCORPORATED

                              By: /s/ Michael M. Pastore
                                  ---------------------------------------
                                  Name:  Michael M. Pastore
                                  Title:  Vice President

                              GENERAL ELECTRIC COMPANY

                              By: /s/ John H. Myers
                                  ---------------------------------------
                                  Name:  John H. Myers
                                  Title:  Vice President

                              ORBITAL HOLDINGS, LTD.

                              By: /s/ Barbara J. Gould
                                  ---------------------------------------
                                  Name: Barbara J. Gould
                                  Title: Director


                              GE CAPITAL EQUITY INVESTMENTS, LTD.

                              By: /s/ Jonathan K. Sprole
                                  ---------------------------------------
                                  Name: Jonathan K. Sprole
                                  Title: Director

                              GENERAL ELECTRIC CAPITAL CORPORATION

                              By: /s/ Jonathan K. Sprole
                                  ---------------------------------------
                                  Name: Jonathan K. Sprole
                                  Title: Department Operations Manager


                              GENERAL ELECTRIC CAPITAL SERVICES, INC.

                              By: /s/ Jonathan K. Sprole
                                  ---------------------------------------
                                  Name: Jonathan K. Sprole
                                  Title: Attorney-in-Fact

                                                                     Schedule II

                         General Electric Pension Trust

The business address of each of the persons listed below is 3003 Summer Street, P.O. Box 7900, Stamford, Connecticut 06904.

Trustees                           Present Principal Occupation
---------                          ----------------------------
Eugene K. Bolton           Executive Vice President of GEAM and Trustee of GEPT

Michael J. Cosgrove        Executive Vice President of GEAM and Trustee of GEPT

John H. Myers              Vice President of General Electric Company, Chairman of
                           the Board and President GEAM and Trustee of GEPT

Ralph R. Layman            Executive Vice President of GEAM and Trustee of GEPT

Alan M. Lewis              Executive Vice President, General Counsel and Secretary of
                           GEAM and Trustee of GEPT

Robert A. MacDougall       Executive Vice President of GEAM and Trustee of GEPT

Donald W. Torey            Executive Vice President of GEAM and Trustee of GEPT


John J. Walker             Executive Vice President - Chief Financial Officer of GEAM
                           and Trustee of GEPT

                           Citizenship of All Trustees
                           ---------------------------

                                     U.S.A.

                                                                    Schedule III

                   Insurance Private Equity Investors, L.L.C.

The Manager of Insurance Private Equity Investors, L.L.C. is GE Asset Management Incorporated (a Delaware corporation). Its principal place of business is 3003 Summer Street, P.O. Box 7900, Stamford, Connecticut 06904.

                        GE Asset Management Incorporated

The business address of each of the persons listed below is 3003 Summer Street, P.O. Box 7900, Stamford, Connecticut 06904.

Directors                             Present Principal Occupation
---------                             ----------------------------
Eugene K. Bolton              Executive Vice President of GEAM and Trustee of GEPT

Michael J. Cosgrove           Executive Vice President of GEAM and Trustee of GEPT

John H. Myers                 Vice President of General Electric Company, Chairman of
                              the Board and President GEAM and Trustee of GEPT

Ralph R. Layman               Executive Vice President of GEAM and Trustee of GEPT

Alan M. Lewis                 Executive Vice President, General Counsel and Secretary of
                              GEAM and Trustee of GEPT

Robert A. MacDougall          Executive Vice President of GEAM and Trustee of GEPT

Geoffrey R. Norman            Executive Vice President of GEAM and Trustee of GEPT


Donald W. Torey               Executive Vice President of GEAM and Trustee of GEPT


John J. Walker                Executive Vice President - Chief Financial Officer of GEAM
                              and Trustee of GEPT



                          Citizenship of all Directors
                          ----------------------------

                                      U.S.A

Executive Officers                                   Present Principal Occupation
------------------                                   ----------------------------
John H. Myers                          Chairman of the Board and President

Eugene K. Bolton                       Executive Vice President - Domestic Equity Investments

Michael J. Cosgrove                    Executive Vice President - Sales and Marketing

Ralph R. Layman                        Executive Vice President - International Equity Investments

Alan M. Lewis                          Executive Vice President - General Counsel and Secretary

Robert A. MacDougall                   Executive Vice President - Fixed Income

Geoffrey R. Norman                     Executive Vice President - Marketing

Donald W. Torey                        Executive Vice President - Real Estate and Private Equities

John J. Walker                         Executive Vice President - Chief Financial Officer

Anthony J. Sirabella                   Senior Vice President - Chief Information Officer

Christopher D. Brown                   Senior Vice President - Equity Portfolios

David B. Carlson                       Senior Vice President - Equity Portfolios

Jane E. Hackney                        Senior Vice President - Equity Investments

Peter J. Hathaway                      Senior Vice President - Equity Portfolios

Damian J. Maroun                       Senior Vice President - Equity Trading

Paul C. Reinhardt                      Senior Vice President - Equity Portfolios

Richard L. Sanderson                   Senior Vice President - Equity Research

Christopher W. Smith                   Senior Vice President - Equity Investments

Ralph E. Whitman                       Senior Vice President - Equity Portfolios

Nancy A. Ward                          Vice President - Client Portfolio Manager - Domestic Equities

Gerald L. Igou                         Vice President - Equity Investments

Mark A. Mitchell                       Vice President - Equity Investments

John H. Schaetzl                       Vice President - Equity Investments

Brian Hopkinson                        Senior Vice President - International Equity Portfolios

Daizo Motoyoshi                        Senior Vice President - International Equity Portfolios

Michael J. Solecki                     Senior Vice President - International Equity Portfolios

Judith A. Studer                       Senior Vice President - International Equity Portfolios

Peter Gillespie                        Vice President - International Equity Portfolios

T. Brent Jones                         Vice President - International Equity Portfolios

Paul Nestro                            Vice President - International Equity Portfolios

Makoto F. Sumino                       Vice President - International Equity Portfolios

Robert W. Aufiero                      Vice President - Fixed Income

Kathleen S. Brooks                     Vice President - Fixed Income

Paul M. Colonna                        Vice President - Fixed Income

William M. Healey                      Vice President - Fixed Income

Craig M. Varrelman                     Vice President - Client Portfolio Manager -  Fixed Income

Michael J. Caufield                    Senior Vice President - Municipal Bonds

Robert R. Kaelin                       Senior Vice President - Municipal Bonds

Susan M. Courtney                      Vice President - Municipal Bonds

Stella V. Lou                          Vice President - Municipal Bonds

Michael A. Sullivan                    Vice President - Municipal Bonds

James M. Mara                          Senior Vice President - International Private Equities

Wolfe H. Bragin                        Vice President - Private Equities

Andreas T. Hildebrand                  Vice President - Private Equities

Patrick J. McNeela                     Vice President - Private Equities

David W. Wiederecht                    Vice President - Private Equities

Philip A. Riordan                      Senior Vice President - Real Estate

B. Bradford Barrett                    Vice President - Real Estate

Robert P. Gigliotti                    Vice President - Real Estate

Preston R. Sargent                     Vice President - Real Estate

Timothy M. Morris                      Vice President - Risk Management

Sandra J. O'Keefe                      Vice President - Financial Planning & Analysis

William F. Ruoff, III                  Vice President - Quality

Michael J. Tansley                     Vice President & Controller

Matthew J. Simpson                     Senior Vice President, Gen. Counsel - Investment Services & Asst.
                                       Secretary

Paul J. Crispino                       Vice President - Tax Counsel

Judith M. Bandler                      Vice President - Benefits Counsel

Marc R. Bryant                         Vice President - Assoc. Gen. Counsel & Asst. Secretary

Jeanne M. La Porta                     Vice President - Assoc. Gen. Counsel & Asst. Secretary

Michael M. Pastore                     Vice President - Assoc. Gen. Counsel & Asst. Secretary

Scott A. Silberstein                   Vice President - Assoc. Gen. Counsel & Asst. Secretary

Michael J. Strone                      Vice President - Assoc. Gen. Counsel & Asst. Secretary

Anthony H. Zacharski                   Vice President - Assoc. Gen. Counsel & Asst. Secretary

                      Citizenship of all Executive Officers
                      -------------------------------------

                                      U.S.A

                                                                     Schedule IV

                            General Electric Company

                                                          DIRECTORS

                                    PRESENT                                  PRESENT
NAME                                BUSINESS ADDRESS                   PRINCIPAL OCCUPATION
----                                ----------------                   --------------------
J.I.Cash, Jr.                       Harvard Business School            Professor of Business
                                    Morgan Hall                        Administration-Graduate
                                    Soldiers Field Road                School of Business
                                    Boston, MA 02163                   Administration, Harvard
                                                                       University

S.S. Cathcart                       222 Wisconsin Avenue               Retired Chairman,
                                    Suite 103                          Illinois Tool Works
                                    Lake Forest, IL 60045

D.D. Dammerman                      General Electric Company           Vice Chairman of the Board and
                                    3135 Easton Turnpike               Executive Officer, General
                                    Fairfield, CT 06431                Electric Company; Chairman,
                                                                       General Electric Capital
                                                                       Services, Inc.

P. Fresco                           Fiat SpA                           Chairman of the Board,
                                    via Nizza 250                      Fiat SpA
                                    10126 Torino, Italy

A. M. Fudge                         555 South Broadway                 Former Executive Vice President,
                                    Tarrytown, NY  10591               Kraft Foods, Inc.

C.X. Gonzalez                       Kimberly-Clark de Mexico,          Chairman of the Board
                                     S.A. de C.V.                      and Chief Executive Officer,
                                    Jose Luis Lagrange 103,            Kimberly-Clark de Mexico,
                                    Tercero Piso                       S.A. de C.V.
                                    Colonia Los Morales
                                    Mexico, D.F. 11510, Mexico

J.R. Immelt                         General Electric Company           Chairman of the Board and Chief
                                    3135 Easton Turnpike               Executive Officer,
                                    Fairfield, CT 06431                General Electric Company

A. Jung                             Avon Products, Inc.                President and Chief
                                    1345 Avenue of the Americas        Executive Officer,
                                    New York, NY  10105                Avon Products, Inc.

K.G. Langone                        Invemed Associates, Inc.           Chairman, President and Chief
                                    375 Park Avenue                    Executive Officer,
                                    New York, NY  10152                Invemed Associates, Inc.

R.B. Lazarus                        Ogilvy & Mather Worldwide                 Chairman and Chief Executive
                                    309 West 49th Street                      Officer, Ogilvy & Mather Worldwide
                                    New York, NY 10019-7316

S.G. McNealy                        Sun Microsystems, Inc.                    Chairman, President and Chief
                                    901 San Antonio Road                      Executive Officer,
                                    Palo Alto, CA 94303-4900                  Sun Microsystems, Inc.

G.G. Michelson                      Federated Department Stores               Former Member of the
                                    151 West 34th Street                      Board of Directors,
                                    New York, NY 10001                        Federated Department
                                                                              Stores

S. Nunn                             King & Spalding                           Partner, King & Spalding
                                    191 Peachtree Street, N.E.
                                    Atlanta, Georgia 30303

R.S. Penske                         Penske Corporation                        Chairman of the Board
                                    13400 Outer Drive, West                   and President, Penske
                                    Detroit, MI 48239-4001                    Corporation

F.H.T. Rhodes                       Cornell University                        President Emeritus,
                                    3104 Snee Building                        Cornell University
                                    Ithaca, NY 14853

G. L. Rogers                        General Electric Company                  Vice Chairman of the Board and
                                    3135 Easton Turnpike                      Executive Officer, General
                                    Fairfield, CT 06431                       Electric Company

A.C. Sigler                         Champion International                    Retired Chairman of the
                                     Corporation                              Board and CEO and former
                                    1 Champion Plaza                          Director, Champion International
                                    Stamford, CT 06921                        International Corporation

D.A. Warner III                     J. P. Morgan & Co., Inc.                  Chairman of the Board, President,
                                    & Morgan Guaranty Trust Co.               and Chief Executive Officer,
                                    60 Wall Street                            J.P. Morgan & Co.
                                    New York, NY 10260                        Incorporated and Morgan
                                                                              Guaranty Trust Company

R. C. Wright                        National Broadcasting Company, Inc.       Vice Chairman of the Board and
                                    30 Rockefeller Plaza                      Executive Officer, General
                                    New York, NY  10112                       Electric Company; Chairman
                                                                              and Chief Executive Officer,
                                                                              National Broadcasting
                                                                              Company, Inc.

                            Citizenship of Directors
                            ------------------------

                            P. Fresco         Italy
                            C. X. Gonzalez    Mexico
                            Andrea Jung       Canada
                            All Others        U.S.A.

                               EXECUTIVE OFFICERS

                                   PRESENT                                   PRESENT
NAME                               BUSINESS ADDRESS                    PRINCIPAL OCCUPATION
----                               ----------------                    --------------------
J.R. Immelt                        General Electric Company            Chairman of the Board and Chief
                                   3135 Easton Turnpike                Executive Officer
                                   Fairfield, CT 06431

P.D. Ameen                         General Electric Company            Vice President and Comptroller
                                   3135 Easton Turnpike
                                   Fairfield, CT 06431

J.R. Bunt                          General Electric Company            Vice President and Treasurer
                                   3135 Easton Turnpike
                                   Fairfield, CT 06431

D.C. Calhoun                       General Electric Company            Senior Vice President -
                                   1 Neumann Way                       GE Aircraft Engines
                                   Cincinnati, OH  05215

J.P. Campbell                      General Electric Company            Vice President -
                                   Appliance Park                      GE Appliances
                                   Louisville, KY 40225

W.J. Conaty                        General Electric Company            Senior Vice President -
                                   3135 Easton Turnpike                Human Resources
                                   Fairfield, CT 06431

D.D. Dammerman                     General Electric Company            Vice Chairman of the Board and
                                   3135 Easton Turnpike                Executive Officer, General
                                   Fairfield, CT 06431                 Electric Company; Chairman,
                                                                       General Electric Capital
                                                                       Services, Inc.

S. C. Donnelly                     General Electric Company            Senior Vice President -
                                   P. O. Box 8                         Corporate Research
                                   Schenectady, NY 12301               and Development

M. J. Espe                         General Electric Company            Senior Vice President -
                                   Nela Park                           GE Lighting
                                   Cleveland, OH 44112

Y. Fujimori                        General Electric Company            Senior Vice President -
                                   1 Plastics Avenue                   GE Plastics
                                   Pittsfield, MA 01201

B.W. Heineman, Jr.                 General Electric Company            Senior Vice President -
                                   3135 Easton Turnpike                General Counsel and Secretary
                                   Fairfield, CT 06431

J.M. Hogan                         General Electric Company                Senior Vice President -
                                   P.O. Box 414                            GE Medical Systems
                                   Milwaukee, WI 53201

J. Krenicki, Jr.                   General Electric Company                Vice President -
                                   2901 East Lake Road                     GE Transportation Systems
                                   Erie, PA  16531

R.W. Nelson                        General Electric Company                Vice President -
                                   3135 Easton Turnpike                    Corporate Financial Planning
                                   Fairfield, CT 06431                     and Analysis

G.M. Reiner                        General Electric Company                Senior Vice President -
                                   3135 Easton Turnpike                    Chief Information Officer
                                   Fairfield, CT 06431

J. G. Rice                         General Electric Company                Senior Vice President -
                                   1 River Road                            GE Power Systems
                                   Schenectady, NY 12345

G.L. Rogers                        General Electric Company                Vice Chairman of the Board
                                   3135 Easton Turnpike                    and Executive Officer
                                   Fairfield, CT 06431

K.S. Sherin                        General Electric Company                Senior Vice President - Finance
                                   3135 Easton Turnpike                    and Chief Financial Officer
                                   Fairfield, CT 06431

L.G. Trotter                       General Electric Company                Senior Vice President -
                                   41 Woodford Avenue                      GE Industrial Systems
                                   Plainville, CT 06062

W. A. Woodburn                     General Electric Company                Senior Vice President -
                                   41 Woodford Avenue                      GE Specialty Chemicals
                                   Plainville, CT 06062

R. C. Wright                       National Broadcasting Company, Inc.     Vice Chairman of the Board and
                                   30 Rockefeller Plaza                    Executive Officer, General
                                   New York, NY  10112                     Electric Company; Chairman
                                                                           and Chief Executive Officer,
                                                                           National Broadcasting
                                                                           Company, Inc.


                      Citizenship of All Executive Officers
                      -------------------------------------

                        Yoshiaki Fujimori         Japan

                        All Others                U.S.A.

                                                                      Schedule V

                             Orbital Holdings, Ltd.

                                    DIRECTORS

                           PRESENT                                     PRESENT
NAME                       BUSINESS ADDRESS                       PRINCIPAL OCCUPATION
----                       ----------------                       --------------------
Barbara J. Gould           GE Capital Equity Investments, Inc.    Managing Director, GE Capital Equity
                           260 Long Ridge Road                    Investments, Inc.
                           Stamford, CT 06927

Ian Sharpe                 GE Capital Equity Investments, Inc.    Tax Director, GE Capital Equity
                           260 Long Ridge Road                    Investments, Inc.
                           Stamford, CT 06927



Ade Omisore                GE Capital Equity Investments, Inc.    Vice President, GE Capital Equity
                           260 Long Ridge Road                    Investments, Inc.
                           Stamford, CT 06927


                          Citizenship of all Directors
                          ----------------------------
                                     U.S.A.

                                                                     Schedule VI

                       GE Capital Equity Investments, Ltd.

                                    DIRECTORS

                            PRESENT                                          PRESENT
NAME                        BUSINESS ADDRESS                            PRINCIPAL OCCUPATION
----                        ----------------                            --------------------
Stephen S. Charles          GE Capital Equity Investments, Inc.         Managing Director, GE Capital Equity
                            260 Long Ridge Road                         Investments, Inc.
                            Stamford, CT 06927

Daniel Janki                GE Capital Equity Investments, Inc.         Senior Vice President, Chief Financial
                            260 Long Ridge Road                         Officer, GE Capital
                            Equity Stamford, CT 06927                   Investments, Inc.

Jonathan K. Sprole          GE Capital Equity Investments, Inc.         Managing Director, General Counsel,
                            260 Long Ridge Road                         GE Capital Equity Investments, Inc.
                            Stamford, CT 06927

Gordon Chan                 GE Capital International Finance            Manager of Accounting and Finance,
                            (Bermuda) Ltd.,                             GE Capital International Finance
                            Falconer House, 108 Pitts Bay Road          (Bermuda) Ltd.
                            PO Box HM 403
                            Hamilton, HM BX, Bermuda


                          Citizenship of all Directors
                          ----------------------------
                                     U.S.A.

                                                                    Schedule VII

                      General Electric Capital Corporation

Directors                         Citizenship                 Principal Occupation

Nancy E. Barton                      USA          Senior Vice President, General Counsel and
Director                                          Secretary
                                                  GE Capital Corporation
                                                  260 Long Ridge Road
                                                  Stamford, CT  06927

  Ferdinando Beccalli                Italy        Executive Vice President
  Director                                        GE Capital Corporation

                                                  260 Long Ridge Road
                                                  Stamford, CT  06927

  James R. Bunt                      USA          Vice President and Treasurer
  Director                                        GE Company
                                                  3135 Easton Turnpike
                                                  Fairfield, CT  06431

  David L. Calhoun                   USA          Chief Executive Officer
  Director                                        GE Aircraft Engines

                                                  1 Neumann Way
                                                  Cincinnati, OH  45215

  Dennis D. Dammerman                USA          Vice Chairman and Executive Officer
  Director                                        GE Company
                                                  3135 Easton Turnpike
                                                  Fairfield, CT  06431

  Scott C. Donnelly                  USA          Senior Vice President
  Director                                        General Electric CR&D
                                                  One Research Circle
                                                  Niskayuna, NY

  Michael D. Fraizer                 USA          President & CEO
  Director                                        GE Financial Assurance

                                                  6604 W. Broad Street
                                                  Richmond, VA  23230

  Benjamin W. Heineman               USA          Senior Vice President, General Counsel and
  Director                                        Secretary
                                                  GE Company
                                                  3135 Easton Turnpike
                                                  Fairfield, CT  06431

  Jeffrey R. Immelt                  USA          Chairman and Chief Executive Officer
  Director                                        General Electric Company

                                                  3135 Easton Turnpike
                                                  Fairfield, CT  06431

  John H. Myers                      USA          Chairman and President
  Director                                        GE Investment Corporation
                                                  3003 Summer Street, 7th Fl.
                                                  Stamford, CT  06905

  Denis J. Nayden                    USA          Chairman and CEO
  Director                                        GE Capital Corporation

                                                  260 Long Ridge Road
                                                  Stamford, CT  06927

  Michael A. Neal                    USA          President and COO
  Director                                        GE Capital Corporation

                                                  260 Long Ridge Road
                                                  Stamford, CT  06927

  James A. Parke                     USA          Vice Chairman & Chief Financial Officer
  Director                                        GE Capital Corporation

                                                  260 Long Ridge Road
                                                  Stamford, CT  06927

  Ronald R. Pressman                 USA          Chairman, President & CEO
  Director                                        Employers Reinsurance Corporation

                                                  5200 Metcalf
                                                  Overland Park, KS  66204

  Gary M. Reiner                     USA          Sr. Vice President & Chief Information Officer
  Director                                        General Electric Company

                                                  3135 Easton Turnpike
                                                  Fairfield, CT  06431

  John M. Samuels                    USA          Vice President and Senior Counsel, Corporate
  Director                                        Taxes
                                                  General Electric Company
                                                  3135 Easton Turnpike
                                                  Fairfield, CT  06431

  Keith S. Sherin                    USA          Senior Vice President, Finance & Chief Financial
  Director                                        Officer
                                                  General Electric Company
                                                  3135 Easton Turnpike
                                                  Fairfield, CT  06431

  Edward D. Stewart                  USA          Executive Vice President
  Director                                        GE Capital Corporation

                                                  1600 Summer Street
                                                  Stamford, CT  06927

  Robert C. Wright                   USA          President and Chief Executive Officer
  Director                                        NBC
                                                  30 Rockefeller Plaza, 52nd Floor
                                                  New York, NY  10112

  Executive Officers                          Citizenship           Principal Occupation

  Denis J. Nayden                                USA          Chairman and CEO
  Chairman and Chief Executive Officer                        GE Capital Corporation

                                                              260 Long Ridge Road
                                                              Stamford, CT  06927

  Michael A. Neal                                USA          President and COO
  President and Chief Operating Officer                       GE Capital Corporation

                                                              260 Long Ridge Road
                                                              Stamford, CT  06927

  James A. Parke                                 USA          Vice Chairman & Chief Financial
  Vice Chairman and
  Officer

  Chief Financial Officer                                     GE Capital Corporation

                                                              260 Long Ridge Road
                                                              Stamford, CT  06927

  Ferdinando Beccalli                            Italy        Executive Vice President
  Executive Vice President                                    General Electric Capital

                                                              260 Long Ridge Road
                                                              Stamford, CT  06927

  Edward D. Stewart                              USA          Executive Vice President
  Executive Vice President                                    GE Capital Corporation

                                                              1600 Summer Street
                                                              Stamford, CT  06927

  Nancy E. Barton                                USA          Senior Vice President, General
  Senior Vice President,
  Counsel and Secretary

  General Counsel and Secretary                               GE Capital Corporation

                                                              260 Long Ridge Road
                                                              Stamford, CT  06927

  James A. Colica                                USA          Senior Vice President, Global Risk
  Senior Vice President                                       Management

                                                              GE Capital Corporation
                                                              260 Long Ridge Road
                                                              Stamford, CT  06927

  Richard D'Avino                                USA          Senior Vice President, Taxes
  Senior Vice President, Taxes                                GE Capital Corporation
                                                              777 Long Ridge Road
                                                              Stamford, CT  06927

  Robert L. Lewis                                USA          Senior Vice President, Structured
  Senior Vice President                                       Finance Group
                                                              GE Capital Corporation
                                                              120 Long Ridge Road

                                                              Stamford, CT  06927


   David R. Nissen                               USA          Senior Vice President, Global
   Senior Vice President                                      Consumer Finance

                                                              GE Capital Corporation
                                                              1600 Summer Street
                                                              Stamford, CT  06927

  Marc J. Saperstein                             USA          Senior Vice President, Human
  Senior Vice President                                       Resources
                                                              General Electric Capital
                                                              260 Long Ridge Road
                                                              Stamford, CT  06927

  Jeffrey S. Werner                              USA          Sr. Vice President, Corp. Treasury &
  Senior Vice President                                       Global Funding Op.
                                                              GE Capital Corporation
                                                              201 High Ridge Road
                                                              Stamford, CT  06927

  Joan C. Amble                                  USA          Vice President and Controller
  Vice President and Controller                               GE Capital Corporation
                                                              260 Long Ridge Road
                                                              Stamford, CT  06927

                                                                   Schedule VIII

                     General Electric Capital Services, Inc.

         Directors                            Citizenship             Principal Occupation

  Nancy E. Barton                                USA          Senior Vice President, General Director
  Secretary                                                   Counsel and
                                                              GE Capital Corporation
                                                              260 Long Ridge Road
                                                              Stamford, CT  06927

  Ferdinando Beccalli                            Italy        Executive Vice President
  Director                                                    GE Capital Corporation

                                                              260 Long Ridge Road
                                                              Stamford, CT  06927

  James R. Bunt                                  USA          Vice President and Treasurer
  Director                                                    GE Company
                                                              3135 Easton Turnpike
                                                              Fairfield, CT  06431

  David L. Calhoun                               USA          Chief Executive Officer
  Director                                                    GE Aircraft Engines

                                                              1 Neumann Way
                                                              Cincinnati, OH  45215

  Dennis D. Dammerman                            USA          Vice Chairman and Executive
  Director                                                    Officer
                                                              GE Company
                                                              3135 Easton Turnpike
                                                              Fairfield, CT  06431

  Scott C. Donnelly                              USA          Senior Vice President
  Director                                                    General Electric CR&D
                                                              One Research Circle
                                                              Niskayuna, NY

  Michael D. Fraizer                             USA          President & CEO
  Director                                                    GE Financial Assurance

                                                              6604 W. Broad Street
                                                              Richmond, VA  23230

  Benjamin W. Heineman,                          USA          Senior Vice President, General
  Director                                                    Counsel and Secretary
                                                              GE Company
                                                              3135 Easton Turnpike
                                                              Fairfield, CT  06431

  Jeffrey R. Immelt                              USA          Chairman and Chief Executive Officer
  Director                                                    General Electric Company
                                                              3135 Easton Turnpike
                                                              Fairfield, CT  06431

  John H. Myers                                  USA          Chairman and President
  Director                                                    GE Investment Corporation
                                                              3003 Summer Street, 7th Fl.
                                                              Stamford, CT  06905

  Denis J. Nayden                                USA          Chairman and CEO
  Director                                                    GE Capital Corporation

                                                              260 Long Ridge Road
                                                              Stamford, CT  06927

  Michael A. Neal                                USA          President and COO
  Director                                                    GE Capital Corporation

                                                              260 Long Ridge Road
                                                              Stamford, CT  06927

  James A. Parke                                 USA          Vice Chairman & Chief Financial
  Director                                                    Officer
                                                              GE Capital Corporation
                                                              260 Long Ridge Road
                                                              Stamford, CT  06927

  Ronald R. Pressman                             USA          Chairman, President & CEO
  Director                                                    Employers Reinsurance Corporation
                                                              5200 Metcalf
                                                              Overland Park, KS  66204

  Gary M. Reiner                                 USA          Sr. Vice President & Chief
  Director                                                    Information Officer
                                                              General Electric Company
                                                              3135 Easton Turnpike
                                                              Fairfield, CT  06431

  John M. Samuels                                USA          Vice President and Senior Counsel,
  Director                                                    Corporate Taxes
                                                              General Electric Company
                                                              3135 Easton Turnpike
                                                              Fairfield, CT  06431

  Keith S. Sherin                                USA          Senior Vice President, Finance &
  Director                                                    Chief Financial Officer
                                                              General Electric Company
                                                              3135 Easton Turnpike
                                                              Fairfield, CT  06431

Edward D. Stewart                                USA          Executive Vice President
  Director                                                    GE Capital Corporation
                                                              1600 Summer Street
                                                              Stamford, CT  06927

  Robert C. Wright                               USA          President and Chief Executive
  Director                                                    Officer
                                                              NBC
                                                              30 Rockefeller Plaza, 52nd Floor
                                                              New York, NY  10112

          Executive Officers                Citizenship                Principal Occupation

  Dennis D. Dammerman                            USA          Vice Chairman and Executive
  Chairman of the Board                                       Officer
                                                              GE Company
                                                              3135 Easton Turnpike
                                                              Fairfield, CT  06431

   Denis J. Nayden                               USA          Chairman and CEO
  President                                                   GE Capital Corporation

                                                              260 Long Ridge Road
                                                              Stamford, CT  06927

  James A. Parke                                 USA          Vice Chairman & Chief Financial
Executive Vice President and                                  Officer
  Chief Financial Officer                                     GE Capital Corporation

                                                              260 Long Ridge Road
                                                              Stamford, CT  06927

  Ferdinando Beccalli                            Italy        Executive Vice President
  Executive Vice President                                    General Electric Capital

                                                              260 Long Ridge Road
                                                              Stamford, CT  06927

  Michael D. Fraizer                             USA          President & CEO
  Executive Vice President                                    GE Financial Assurance

                                                              6604 W. Broad Street
                                                              Richmond, VA  23230

  Michael A. Neal                                USA          President and COO
  Executive Vice President                                    GE Capital Corporation

                                                              260 Long Ridge Road
                                                              Stamford, CT  06927
  Ronald R. Pressman                             USA          Chairman, President & CEO
  Executive Vice President                                    Employers Reinsurance Corporation

                                                              5200 Metcalf
                                                              Overland Park, KS  66204

  Edward D. Stewart                              USA          Executive Vice President
  Executive Vice President                                    GE Capital Corporation
                                                              1600 Summer Street
                                                              Stamford, CT  06927

   Nancy E. Barton                               USA          Senior Vice President, General
Senior Vice President,                                        Counsel and Secretary
  General Counsel and Secretary                               GE Capital Corporation
                                                              260 Long Ridge Road
                                                              Stamford, CT  06927

  James A. Colica                                USA          Senior Vice President, Global Risk
  Senior Vice President                                       Management
                                                              GE Capital Corporation
                                                              260 Long Ridge Road
                                                              Stamford, CT  06927

  Richard D'Avino                                USA          Senior Vice President, Taxes
  Senior Vice President, Taxes                                GE Capital Corporation
                                                              777 Long Ridge Road
                                                              Stamford, CT  06927

  Marc J. Saperstein                             USA          Senior Vice President, Human
  Senior Vice President                                       Resources

                                                              General Electric Capital
                                                              260 Long Ridge Road
                                                              Stamford, CT  06927

  Jeffrey S. Werner                              USA          Sr. Vice President, Corp. Treasury &
  Senior Vice President                                       Global
                                                              Funding Op.
                                                              GE Capital Corporation
                                                              201 High Ridge Road
                                                              Stamford, CT  06927

  Joan C. Amble                                  USA          Vice President and Controller
  Vice President and Controller                               GE Capital Corporation

                                                              260 Long Ridge Road
                                                              Stamford, CT  06927

  Barbara E. Daniele                             USA          Vice President and Senior Litigation
  Vice President and Senior                                   Counsel
  Litigation Counsel                                          GE Capital Corporation
                                                              260 Long Ridge Road
                                                              Stamford, CT  06927


  Steven F. Kluger                               USA          Vice President, Capital Markets
  Vice President                                              Services
                                                              GE Capital Corporation
                                                              3001 Summer Street
                                                              Stamford, CT  06927